Mr. Bradley Ecker

Mr. Sergio Chinos, Page 1 of 3

January 31, 2022

VIA EDGAR TRANSMISSION

Bradley Ecker

Sergio Chinos

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BellRing Distribution, LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed January 21, 2022

File No. 333-261741

Dear Mr. Ecker and Mr. Chinos:

Set forth below are the responses of BellRing Distribution, LLC (“New BellRing” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated January 28, 2022 (the “Comment Letter”) on the Company’s Amendment No. 1 (“Amendment No.1”) to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on January 21, 2022. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 2”) has been submitted to the Commission on the date hereof.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the Company’s response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 2. Capitalized and other terms used but not defined herein shall have the same meaning set forth in Amendment No. 2.

Registration Statement on Form S-4, Amendment No. 1

Notes to Unaudited Pro Forma Consolidated Financial Information, page 43

1.

We note your revisions made in response to prior comment 10. Please further clarify the necessity of the adjustment to reverse the tax liability, given that the existing tax receivable agreement will continue after the transactions. We note disclosure in Annex F, Tax Matters Agreement, Article II, Section 2.09(b) that the existing Tax Receivable Agreement shall remain in full force and effect and shall apply in respect of all periods ending with or before the Merger Effective Date...” Please explain to us the implications as to how this affects any adjustments to the pro forma financial statements before and after the Transactions between the existing parties to the Tax Receivable Agreement.

Response: The Company respectfully advises the Staff that the existing tax receivable agreement between BellRing and Post provides that BellRing will make cash payments to Post for certain cash savings realized as a result of certain tax benefits attributable to the Up-C structure. BellRing has accrued liabilities totaling $10.5 million due to Post on its financial statements with respect to the existing tax receivable agreement; however BellRing expects to make only a $0.3 million payment to Post thereunder related to periods prior to the completion of the transactions for tax deductions that were disproportionately allocated to BellRing under IRC section 704(c). Such amount is expected to be paid by BellRing to Post in two payments relating to fiscal years 2021 and 2022 respectively, upon filing of the relevant tax returns. While the existing tax receivable agreement between BellRing and Post will remain in effect following the completion of the transactions, it will only be applicable with respect to tax benefit amounts accrued with respect to periods prior to the completion of the transactions. No amounts for periods after the transactions are expected to be payable under the existing tax receivable agreement. Accordingly, the pro forma financial statements, giving effect to the transactions, include an adjustment of $10.2 million to reverse a portion of the existing liability, and the remaining $0.3 million liability related to tax deductions will remain on the pro forma balance sheet as described above. There is no current expectation of additional tax benefits with respect to periods prior to the completion of the transactions.

We have revised the disclosure on page 43 of Amendment No. 2 to clarify the necessity of the adjustment to reverse the tax liability under the existing tax receivable agreement.

Mr. Bradley Ecker

Mr. Sergio Chinos, Page 3 of 3

We thank you for your attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (314) 644-7622 or by email at diedre.gray@postholdings.com.

Sincerely,

Diedre Gray Secretary

cc:	Securities and Exchange Commission

Beverly Singleton

Kevin Woody

Bradley Ecker

Sergio Chinos